UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of April 2019

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

(Translation of Registrant’s name into English)

Board Secretariat’s Office

5/F, Block A2, Northern District, CEA Building

36 Hongxiang 3rd Road, Minhang District

Shanghai, China 200335

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date April 1, 2019	By	/s/ Wang Jian
	Name:	Wang Jian
	Title:	Company Secretary

2

Certain statements contained in this announcement may be regarded as “forward-looking statements” within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company’s views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

3

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

2018 ANNUAL RESULTS ANNOUNCEMENT

The board of directors (the “Board”) of China Eastern Airlines Corporation Limited (the “Company” or “CEA”) announces the audited consolidated results of the Company and its subsidiaries (collectively, the “Group”) prepared in accordance with the International Financial Reporting Standards (“IFRSs”) for the year ended 31 December 2018 (the “Year”) with comparative figures for the year 2017 as follows.

FINANCIAL INFORMATION

A.	PREPARED IN ACCORDANCE WITH IFRSs

CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

Year ended 31 December 2018

	Notes	2018 RMB million	2017 RMB million
Revenue	5	115,278	102,475
Other operating income and gains	6	6,592	7,481

Operating expenses
Aircraft fuel		(33,680)	(25,131)
Take-off and landing charges		(14,914)	(13,254)
Depreciation and amortisation		(15,313)	(13,969)
Wages, salaries and benefits		(22,134)	(20,320)
Aircraft maintenance		(3,738)	(5,346)
Impairment charges		(318)	(494)
Impairment losses on financial assets, net		(27)	3
Food and beverages		(3,383)	(3,090)
Aircraft operating lease rentals		(4,306)	(4,318)
Other operating lease rentals		(928)	(836)
Selling and marketing expenses		(3,807)	(3,294)
Civil aviation development fund		(2,235)	(2,080)
Ground services and other expenses		(2,845)	(3,248)
Fair value changes of financial asset at fair value through profit or loss		(27)	—
Gain/(loss) on fair value changes of derivative financial instruments	7	311	(311)
Indirect operating expenses		(5,217)	(4,837)

Total operating expenses		(112,561)	(100,525)

		2018	2017
	Notes	RMB million	RMB million
Operating profit		9,309	9,431
Share of results of associates		170	202
Share of results of joint ventures		34	49
Finance income	8	110	2,112
Finance costs	9	(5,767)	(3,184)

Profit before income tax		3,856	8,610
Income tax expense	10	(926)	(1,800)

Profit for the year		2,930	6,810

Other comprehensive income for the year
Other comprehensive income that may be reclassified to profit or loss in subsequent periods:
Cash flow hedges, net of tax		43	35
Fair value changes of available-for-sale investments, net of tax		—	115
Share of other comprehensive income of an associate, net of tax		—	10

Net other comprehensive income that may be reclassified to profit or loss in subsequent periods		43	160

Other comprehensive income that will not be reclassified to profit or loss in subsequent periods:
Fair value changes of equity investments designated at fair value through other comprehensive income, net of tax		(247)	—
Share of other comprehensive income of an associate, net of tax		(24)	—
Actuarial (losses)/gains on the post-retirement benefit obligations, net of tax		(115)	124

Net other comprehensive income that will not be reclassified to profit or loss in subsequent periods		(386)	124

Other comprehensive income for the year, net of tax		(343)	284

Total comprehensive income for the year		2,587	7,094

	Notes	2018 RMB million	2017 RMB million
Profit attributable to:
Equity holders of the Company		2,698	6,342
Non-controlling interests		232	468

Profit for the year		2,930	6,810

Total comprehensive income attributable to:
Equity holders of the Company		2,358	6,619
Non-controlling interests		229	475

Total comprehensive income for the year		2,587	7,094

Earnings per share attributable to the equity holders of the Company during the year
— Basic and diluted (RMB)	11	0.19	0.44

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

31 December 2018

	Notes	2018 RMB million	2017 RMB million
Non-current assets
Property, plant and equipment		180,104	166,856
Investment properties		724	302
Prepayments for land use rights		1,387	1,717
Intangible assets		11,609	11,596
Advanced payments on acquisition of aircraft		21,942	24,752
Investments in associates		1,696	1,654
Investments in joint ventures		577	557
Available-for-sale investments		—	800
Equity investments designated at fair value through other comprehensive income		1,247	—
Derivative financial instruments		222	151
Other non-current assets		3,370	2,927
Deferred tax assets		207	122

		223,085	211,434

Current assets
Flight equipment spare parts		1,950	2,185
Trade and notes receivables	12	1,436	2,124
Financial asset at fair value through profit or loss		96	—
Prepayments and other receivables		11,776	9,314
Derivative financial instruments		1	—
Assets classified as held for sale		11	14
Restricted bank deposits and short-term bank deposits		16	51
Cash and cash equivalents		646	4,605

		15,932	18,293

Current liabilities
Sales in advance of carriage		—	7,043
Trade and bills payables	13	4,040	3,184
Contract liabilities		8,811	—
Other payables and accruals		21,143	19,864
Current portion of obligations under finance leases		9,364	9,241
Current portion of borrowings		29,259	39,090
Income tax payable		273	593
Current portion of provision for return condition checks for aircraft under operating leases		145	981
Derivative financial instruments		29	324
Liabilities directly associated with the assets classified as held for sale		—	8

		73,064	80,328

Net current liabilities		(57,132)	(62,035)

Total assets less current liabilities		165,953	149,399

	2018 RMB million	2017 RMB million
Non-current liabilities
Obligations under finance leases	68,063	57,627
Borrowings	25,867	24,711
Provision for return condition checks for aircraft under operating leases	2,761	2,038
Contract liabilities	1,585	—
Derivative financial instruments	—	1
Post-retirement benefit obligations	2,544	2,502
Other long-term liabilities	3,448	3,724
Deferred tax liabilities	84	18

	104,352	90,621

Net assets	61,601	58,778

Equity
Equity attributable to the equity holders of the Company
— Share capital	14,467	14,467
— Reserves	43,541	40,893

	58,008	55,360

Non-controlling interests	3,593	3,418

Total equity	61,601	58,778

1	CORPORATE AND GROUP INFORMATION

China Eastern Airlines Corporation Limited (the “Company”), a joint stock company limited by shares, was established in the People’s Republic of China (the “PRC”) on 14 April 1995. The address of the Company’s registered office is 66 Airport Street, Pudong International Airport, Shanghai, the PRC. The Company and its subsidiaries (together, the “Group”) are principally engaged in the operation of civil aviation, including the provision of passenger, cargo, mail delivery, tour operations and other extended transportation services.

In the opinion of the directors, the holding company and ultimate holding company of the Company is China Eastern Air Holding Company Limited (“CEA Holding”), formerly named as China Eastern Air Holding Company, a state-owned enterprise established in the PRC.

The A shares, H shares and American Depositary Shares are listed on the Shanghai Stock Exchange, The Stock Exchange of Hong Kong Limited and The New York Stock Exchange, respectively.

2	BASIS OF PREPARATION

These financial statements have been prepared in accordance with all applicable International Financial Reporting Standards (“IFRSs”) issued by the International Accounting Standards Board (“IASB”) and the disclosure requirements of the Hong Kong Companies Ordinance. They have been prepared under the historical cost convention, except for certain equity investments and derivative financial instruments which have been measured at fair value. Disposal groups held for sale are stated at the lower of their carrying amounts and fair values less costs to sell. These financial statements are presented in Renminbi (“RMB”) and all values are rounded to the nearest million except when otherwise indicated.

As at 31 December 2018, the Group’s current liabilities exceeded its current assets by approximately RMB57.13 billion. In preparing the financial statements, the Board has conducted a detailed review over the Group’s going concern ability based on the current financial situation. The Board has considered the Group’s available sources of funds as follows:

•	The Group’s expected net cash inflows from operating activities in 2019;

•	Unutilised banking facilities of approximately RMB56.20 billion as at 31 December 2018; and

•	Other available sources of financing from banks and other financial institutions given the Group’s credit history.

The Board considers that the Group will be able to obtain sufficient financing to enable it to operate, as well as to meet its liabilities as and when they become due, and the capital expenditure requirements for the upcoming twelve months. Accordingly, the Board believes that it is appropriate to prepare these financial statements on a going concern basis without including any adjustments that would be required should the Company and the Group fail to continue as a going concern.

3	CHANGES IN ACCOUNTING POLICIES AND DISCLOSURES

The Group has adopted the following new and revised IFRSs for the first time for the current year’s financial statements.

Amendments to IFRS 2	Classification and Measurement of Share-based Payment Transactions
Amendments to IFRS 4	Applying IFRS 9 Financial Instruments with IFRS 4 Insurance Contracts
IFRS 9	Financial Instruments
IFRS 15	Revenue from Contracts with Customers
Amendments to IFRS 15	Clarifications to IFRS 15 Revenue from Contracts with Customers
Amendments to IAS 40	Transfers of Investment Property
IFRIC 22	Foreign Currency Transactions and Advance Consideration
Annual Improvements 2014–2016 Cycle	Amendments to IFRS 1 and IAS 28

Other than the impact of IFRS 9 and IFRS 15, the adoption of the above new and revised standards has had no significant financial effect on these financial statements.

4	OPERATING SEGMENT INFORMATION

(a)	CODM, office of the General Manager, reviews the Group’s internal reporting in order to assess performance and allocate resources.

The Group has one reportable operating segment, reported as “airline transportation operations”, which comprises the provision of passenger, cargo, mail delivery, ground service and cargo handling services.

Other services including primarily tour operations, air catering and other miscellaneous services are not included within the airline transportation operations segment, as their internal reports are separately provided to the CODM. The results of these operations are included in the “other segments” column.

Inter-segment transactions are entered into under normal commercial terms and conditions that would be available to unrelated third parties.

In accordance with IFRS 8, segment disclosure has been presented in a manner that is consistent with the information used by the Group’s CODM. The Group’s CODM monitors the results, assets and liabilities attributable to each reportable segment based on financial results prepared under the PRC Accounting Standards for Business Enterprises (the “PRC Accounting Standards”), which differ from IFRS in certain aspects. The amount of each material reconciling items from the Group’s reportable segment revenues and profit before income tax, arising from different accounting policies are set out in Note 4(c) below.

The segment results for the year ended 31 December 2018 were as follows:

	Airline transportation operations RMB million	Other segments RMB million	Eliminations RMB million	Unallocated* RMB million	Total RMB million
Segment revenue

Reportable segment revenue from external customers	112,228	2,702	—	—	114,930
Intersegment sales	—	1,425	(1,425)	—	—

Reportable segment revenue	112,228	4,127	(1,425)	—	114,930

Reportable segment profit before income tax	2,360	958	—	549	3,867

Other segment information

Depreciation and amortisation	15,051	251	—	—	15,302
Impairment charges/Impairment losses on financial assets, net	338	7	—	—	345
Interest income	127	398	(415)	—	110
Interest expense	3,807	335	(415)	—	3,727
Capital expenditure	30,670	508	—	—	31,178

The segment results for the year ended 31 December 2017 were as follows:

	Airline transportation operations RMB million	Other segments RMB million	Eliminations RMB million	Unallocated* RMB million	Total RMB million
Segment revenue

Reportable segment revenue from external customers	97,698	4,023	—	—	101,721
Intersegment sales	—	1,018	(1,018)	—	—

Reportable segment revenue	97,698	5,041	(1,018)	—	101,721

Reportable segment profit before income tax	6,517	363	—	1,740	8,620

Other segment information

Depreciation and amortisation	13,769	190	—	—	13,959
Impairment charges/Impairment losses on financial assets, net	489	2	—	—	491
Interest income	109	103	(101)	—	111
Interest expense	3,080	205	(101)	—	3,184
Capital expenditure	32,149	657	—	—	32,806

The segment assets and liabilities as at 31 December 2018 and 31 December 2017 were as follows:

	Airline transportation operations RMB million	Other segments RMB million	Eliminations RMB million	Unallocated* RMB million	Total RMB million
At 31 December 2018 Reportable segment assets	221,208	19,255	(7,543)	3,845	236,765
Reportable segment liabilities	168,095	16,748	(7,543)	113	177,413

At 31 December 2017 Reportable segment assets	216,591	13,376	(5,514)	3,011	227,464
Reportable segment liabilities	165,148	11,301	(5,514)	11	170,946

*

Unallocated assets primarily represent investments in associates and joint ventures, derivative financial instruments, equity investments designated at fair value through other comprehensive income and financial asset at fair value through profit or loss. Unallocated results primarily represent the share of results of associates and joint ventures, fair value changes of derivative financial instruments, fair value changes of financial asset at fair value through profit or loss and dividend income relating to equity investments.

(b)	The Group’s business operates in three main geographical areas, even though they are managed on a worldwide basis.

The Group’s revenues by geographical area are analysed based on the following criteria:

1)

Traffic revenue from services within Mainland China (the PRC excluding the Hong Kong Special Administrative Region (“Hong Kong”), Macau Special Administrative Region (“Macau”) and Taiwan, collectively known as “Regional”) is classified as domestic operations. Traffic revenue from inbound and outbound services between overseas markets excluding Regional is classified as international operations.

2)	Revenue from ticket handling services, ground services, cargo handling service and other miscellaneous services are classified on the basis of where the services are performed.

	2018 RMB million	2017 RMB million
Domestic (the PRC, excluding Hong Kong, Macau and Taiwan)	76,517	67,923
International	34,744	30,928
Regional (Hong Kong, Macau and Taiwan)	4,017	3,624

	115,278	102,475

3)

The major revenue-earning assets of the Group are its aircraft, all of which are registered in the PRC. Since the Group’s aircraft are deployed flexibly across its route network, there is no suitable basis of allocating such assets and the related liabilities by geographic area and hence segment non-current assets and capital expenditure by geographic area are not presented. Except the aircraft, most non-current assets (except financial instruments) are registered and located in the PRC.

(c)	Reconciliation of reportable segment revenues, profit, assets and liabilities to the consolidated figures as reported in the consolidated financial statements:

	2018 RMB million	2017 RMB million
Revenue

Reportable segment revenue	114,930	101,721
— Reclassification of expired sales in advance of carriage	—	357
— Reclassification of taxes relating to the expired tickets	348	397

Consolidated revenue	115,278	102,475

	2018 RMB million	2017 RMB million
Profit before income tax

Reportable segment profit	3,867	8,620
— Differences in depreciation charges for aircraft and engines due to different depreciation lives	(11)	(10)

Consolidated profit before income tax	3,856	8,610

	2018 RMB million	2017 RMB million
Assets

Reportable segment assets	236,765	227,464
— Differences in depreciation charges for aircraft and engines due to different depreciation lives	10	21
— Difference in intangible asset arising from the acquisition of Shanghai Airlines	2,242	2,242

Consolidated assets	239,017	229,727

	2018 RMB million	2017 RMB million
Liabilities

Reportable segment liabilities	177,413	170,946
— Others	3	3

Consolidated liabilities	177,416	170,949

5	REVENUE

An analysis of revenue is as follows:

	2018 RMB million	2017 RMB million
Revenue from contracts with customers	115,210	—
Traffic revenues	—	95,187
— Passenger	—	91,564
— Cargo and mail	—	3,623
Tour operations income	—	2,165
Ground service income	—	1,323
Cargo handling and processing income	—	69
Commission income	—	112
Others	—	3,580
Revenue from other sources
Rental income	68	39

	115,278	102,475

Revenue from contracts with customers

Disaggregated revenue information

For the year ended 31 December 2018

	Airline transportation operations RMB million	Other operations RMB million	Total RMB million
Segments
Type of goods or service
Traffic revenues
— Passenger	104,309	—	104,309
— Cargo and mail	3,627	—	3,627
Tour operations income	—	2,173	2,173
Ground service income	1,211	—	1,211
Commission income	101	—	101
Ticket cancellation fee	2,098	—	2,098
Others	1,162	529	1,691

Total revenue from contracts with customers	112,508	2,702	115,210

6	OTHER OPERATING INCOME AND GAINS

	2018 RMB million	2017 RMB million
Subsidy income (Note (a))	5,430	4,941
Gain on disposal of property, plant and equipment	290	69
Gain on disposal of prepayments for land use rights	210	5
Gain on disposal of available-for-sale investments	—	4
Dividend income from available-for-sale investments	—	33
Gain on disposal of an associate	5	12
Dividend income from financial asset at fair value through profit or loss	6	—
Dividend income from equity investments designated at fair value through other comprehensive income	23	—
Compensation from ticket sales agents	348	271
Gain on disposal of investment in a subsidiary	—	1,754
Others (note (b))	280	392

	6,592	7,481

Notes:

(a)

Subsidy income mainly represents (i) subsidies granted by various local governments based on certain amounts of tax paid; (ii) subsidies granted by various local governments and other parties to encourage the Group to operate certain routes to cities where these governments are located.

There are no unfulfilled conditions or other contingencies related to subsidies that were recognised for the year ended 31 December 2018 and 2017.

(b)	Others mainly represent compensation from transfer of the pilots.

7	GAIN/(LOSS) ON FAIR VALUE CHANGES OF DERIVATIVE FINANCIAL INSTRUMENTS

	2018 RMB million	2017 RMB million
Forward currency contracts	311	(311)

8	FINANCE INCOME

	2018 RMB million	2017 RMB million
Interest income	110	111
Foreign exchange gains, net	—	2,001

	110	2,112

9	FINANCE COSTS

	2018 RMB million	2017 RMB million
Interest on bank borrowings	1,569	1,590
Interest relating to obligations under finance leases	2,440	1,845
Interest relating to post-retirement benefit obligations	106	98
Interest on bonds and debentures	468	381
Interest relating to interest rate swap contracts	(6)	63
Less: amounts capitalised into advanced payments on acquisition of aircraft (Note (a))	(850)	(793)

	3,727	3,184
Foreign exchange losses, net (Note (b))	2,191	—
Less: amounts capitalised into advanced payments on acquisition of aircraft	(151)	—

	5,767	3,184

Notes:

(a)	The weighted average interest rate used for interest capitalization is 3.54% per annum for the year ended 31 December 2018 (For the year ended 31 December 2017: 3.40%).
(b)	The exchange gains and losses primarily related to the translation of the Group’s foreign currency denominated borrowings and obligations under finance leases.

10	INCOME TAX EXPENSE

Income tax charged to profit or loss was as follows:

	2018 RMB million	2017 RMB million
Income tax	1,220	1,962
Deferred taxation	(294)	(162)

	926	1,800

Pursuant to the “Notice of the Ministry of Finance, the State Administration of Taxation and the General Administration of Customs on Issues Concerning Relevant Tax Policies for Enhancing the Implementation of Western Region Development Strategy” (Cai Shui [2011] No.58), and other series of tax regulations, enterprises located in the western regions and engaged in the industrial activities as listed in the “Catalogue of Encouraged Industries in Western Regions”, will be entitled to a reduced corporate income tax rate of 15% from 2011 to 2020 upon approval from the tax authorities. CEA Yunnan, a subsidiary of the Company, obtained approval from the tax authorities and has been entitled to a reduced corporate income tax rate of 15% from 1 January 2011. The Company’s Sichuan branch, Gansu branch and Xibei branch also obtained approvals from the respective tax authorities and are entitled to a reduced corporate income tax rate of 15%. The subsidiaries incorporated in Hong Kong are subject to Hong Kong profits tax rate of 16.5% (2017:16.5%). Eastern E-commerce, a subsidiary of the Company, qualifying for High and New Technology Enterprise (HNTE) Status pursuant to the “Administrative measures for the determination of High and New Technology Enterprises” (Guokehuofa [2016] No. 32), has been entitled to a reduced corporate income tax rate of 15% from 1 January 2018 (2017:25%) as approved by the tax authorities.

The Company and its subsidiaries, except for CEA Yunnan, Eastern E-commerce, Sichuan branch, Gansu branch, Xibei branch and those incorporated in Hong Kong, are generally subject to the PRC standard corporate income tax rate of 25% (2017: 25%).

11	EARNINGS PER SHARE

The calculation of basic earnings per share was based on the profit attributable to equity holders of the Company of RMB2,698 million (2017: RMB6,342 million) and the weighted average number of shares of 14,467,585,682 (2017: 14,467,585,682) in issue during the year ended 31 December 2018. The Company had no potentially dilutive options or other financial instruments relating to the ordinary shares in issue during the years ended 31 December 2018 and 2017.

12	TRADE AND NOTES RECEIVABLES

The credit terms given to trade customers are determined on an individual basis.

	2018 RMB million	2017 RMB million
Trade receivables	1,525	2,212
Notes receivable	4	—

	1,529	2,212
Impairment	(93)	(88)

	1,436	2,124

An ageing analysis of the trade receivables as at the end of the reporting period, based on the invoice/billing date and net of loss allowance, is as follows:

	2018 RMB million	2017 RMB million
Within 90 days	1,354	1,910
91 to 180 days	52	38
181 to 365 days	11	94
Over 365 days	15	82

	1,432	2,124

13	TRADE AND BILLS PAYABLES

An ageing analysis of the trade and bills payables as at the end of the reporting period, based on the invoice date, was as follows:

	2018 RMB million	2017 RMB million
Within 90 days	3,594	2,791
91 to 180 days	49	59
181 to 365 days	157	161
1 to 2 years	100	71
Over 2 years	140	102

	4,040	3,184

14	DIVIDENDS

	2018 RMB million	2017 RMB million
Proposed final — Nil (2017: RMB5.1 cents) per ordinary share	—	740

B.	SIGNIFICANT DIFFERENCES BETWEEN IFRSs AND PRC ACCOUNTING STANDARDS

	2018 RMB million	2017 RMB million
Consolidated profit attributable to equity holders of the Company

As stated in accordance with PRC Accounting Standards	2,709	6,352

Impact of IFRSs and other adjustments:
— Difference in depreciation charges for aircraft and engines due to different depreciation lives	(11)	(10)

As stated in accordance with IFRSs	2,698	6,342

	2018 RMB million	2017 RMB million
Consolidated net assets attributable to equity holders of the Company

As stated in accordance with the PRC Accounting Standards	55,765	53,106

Impact of IFRSs and other adjustments:
— Intangible assets (goodwill)	2,242	2,242
— Difference in depreciation charges for aircraft and engines due to different depreciation lives	10	21
— Non-controlling interests	(6)	(6)
— Others	(3)	(3)

As stated in accordance with IFRSs	58,008	55,360

SUMMARY OF OPERATING DATA

	As at 31 December
	2018	2017	Change
Passenger transportation data
ASK (available seat – kilometres) (millions)	244,841.00	225,996.28	8.34%
— Domestic routes	154,059.34	141,067.10	9.21%
— International routes	84,408.13	78,980.87	6.87%
— Regional routes	6,373.52	5,948.32	7.15%
RPK (revenue passenger – kilometres) (millions)	201,485.95	183,181.98	9.99%
— Domestic routes	128,906.39	117,033.08	10.15%
— International routes	67,290.26	61,390.58	9.61%
— Regional routes	5,289.30	4,758.33	11.16%
Number of passengers carried (thousands)	121,199.70	110,811.40	9.37%
— Domestic routes	101,226.48	92,621.36	9.29%
— International routes	16,104.28	14,676.05	9.73%
— Regional routes	3,868.94	3,5143.99	10.10%
Passenger load factor (%)	82.29	81.06	1.23	pts
— Domestic routes	83.67	82.96	0.71	pts
— International routes	79.72	77.73	1.99	pts
— Regional routes	82.99	79.99	3.00	pts
Passenger – kilometres yield (RMB) (including fuel surcharge)Note [1]	0.540	0.521	3.65%
— Domestic routes	0.561	0.539	4.08%
— International routes	0.486	0.470	3.40%
— Regional routes	0.730	0.724	0.83%
Passenger – kilometres yield (RMB) (excluding fuel surcharge)Note [1]	0.500	0.486	2.88%
— Domestic routes	0.554	0.539	2.78%
— International routes	0.384	0.370	3.78%
— Regional routes	0.670	0.655	2.29%

		As at 31 December
	2018	2017 (comparable basis)Note [2]	Change		2017 (non- comparable basis)Note [2]
Freight transportation data
AFTK (available freight tonne – kilometres) (millions)	7,900.78	6,796.98	16.24%		7,057.28
— Domestic routes	2,740.72	2,275.26	20.46%		2,277.61
— International routes	4,968.72	4,344.94	14.36%		4,592.09
— Regional routes	191.34	176.78	8.24%		187.57
RFTK (revenue freight tonne – kilometres) (millions)	2,588.34	2,458.22	5.29%		2,663.01
— Domestic routes	886.08	894.09	-0.90%		895.56
— International routes	1,667.08	1,527.14	9.6%		1,722.73
— Regional routes	35.19	36.98	-4.84%		44.73
Weight of freight carried (million kg)	915.12	894.26	2.33%		933.33
— Domestic routes	644.89	645.88	-0.15%		647.86
— International routes	240.00	217.02	10.59%		247.91
— Regional routes	30.23	31.36	-3.60%		37.56
Freight tonne – kilometres yield (RMB) (including fuel surcharge)Note [1]	1.401				1.363
— Domestic routes	1.116				1.100
— International routes	1.465				1.444
— Regional routes	5.570				3.555
Freight tonne – kilometres yield (RMB) (excluding fuel surcharge)Note [1]	1.385	N/A	N/A		1.295
— Domestic routes	1.094				1.012
— International routes	1.455				1.388
— Regional routes	5.456				3.376
Consolidated data
ATK (available tonne – kilometres) (millions)	29,936.47	27,136.64	10.32%		27,396.94
— Domestic routes	16,606.06	14,971.29	10.92%		14,973.65
— International routes	12,565.46	11,453.22	9.71%		11,700.37
— Regional routes	764.96	712.13	7.42%		722.92
RTK (revenue tonne – kilometres) (millions)	20,358.36	18,651.30	9.15%		18,856.10
— Domestic routes	12,267.28	11,250.39	9.04%		11,251.85
— International routes	7,590.43	6,944.00	9.31%		7,139.59
— Regional routes	500.65	456.91	9.57%		464.66
Overall load factor (%)	68.01	68.73	-0.72	pts	68.83
— Domestic routes	73.87	75.15	-1.28	pts	75.14
— International routes	60.41	60.63	-0.22	pts	61.02
— Regional routes	65.45	64.16	1.29	pts	64.28

		As at 31 December
	2018	2017 (comparable basis)Note [2]	Change	2017 (non- comparable basis)Note [2]
Revenue tonne – kilometres yield (RMB) (including fuel surcharge)Note [1]	5.525			5.254
— Domestic routes	5.971			5.698
— International routes	4.632			4.392
— Regional routes	8.105			7.756
Revenue tonne – kilometres yield (RMB) (excluding fuel surcharge)Note [1]	5.124	N/A	N/A	4.900
— Domestic routes	5.895			5.691
— International routes	3.722			3.514
— Regional routes	7.460			7.037

Notes:

1.	In calculating unit revenue index, the relevant revenue includes income generated from co-operation routes.
2.	Under comparable basis, the operating data in 2017 did not include the whole cargo freight data of the Group in January 2017; and

Under non-comparable basis, the operating data in 2017 comprised of the whole cargo freight data of the Group in January 2017.

FLEET STRUCTURE

The Group has been continuously optimising its fleet structure in recent years. In 2018, the Group introduced a total of 67 aircraft of major models and a total of 14 aircraft retired. With the introduction of new aircraft, such as A350-900, B787-9 and A320NEO, and the retirement of B767 aircraft, the Group’s fleet age has been made younger.

As at 31 December 2018, the Group operated a fleet of 692 aircraft, which included 680 passenger aircraft and 12 business aircraft held under trust.

Fleet structure as at 31 December 2018

						(Units)
No.	Model	Self- owned	Under finance lease	Under operating lease	Sub- total	Average fleet age (Years)
1	B777-300ER	9	11	0	20	2.9
2	B787-9	0	4	0	4	0.2
3	A350-900	0	2	0	2	0.1
4	A330 series	17	34	6	57	5.2
Total number of wide-body aircraft		26	51	6	83	4.3

5	A320 series	126	113	68	307	6.7
6	B737 series	78	96	116	290	5.1
Total number of narrow-body aircraft		204	209	184	597	5.9
Total number of passenger aircraft		230	260	190	680	5.7

Total number of business aircraft held under trust					12

Total number of aircraft					692

Note:	A330 series aircraft includes A330-200 aircraft and A330-300 aircraft;

A320 series aircraft includes A319 aircraft, A320 aircraft, A320NEO aircraft and A321 aircraft; and

B737 series aircraft includes B737-700 aircraft, B737-800 aircraft and B737 MAX 8 aircraft.

REPORT OF THE BOARD

In 2018, the global economy generally continued to recover, yet with the emergence of the influence of trade protectionism and unilateralism, the growth of the global economy has slowed down. In China, the economy remained in a reasonable range as a whole, whilst facing the pressure of downturn. The global airline industry has continued to grow with a deceleration in growth rate. China’s civil aviation industry continued to maintain a more rapid above double-digit growth rate, while at the same time also facing challenges such as rise in fuel average prices, fluctuations in RMB-USD exchange rate, intensifying market competition and resource constraints during important periods.

The Group adhered to maintaining a steady progress, was persistent in demanding high-quality development, forged ahead with determination, tackled the difficulties and pro-actively faced the challenges from complex external environment, achieved smooth progress to promote works such as safe operation, marketing, customer service, reform and transformation. The Group’s air passenger transportation business has continued to maintain a rapid growth. In 2018, the Group’s passenger transportation capacity was 244,840 million available-seat-kilometres, representing a year-on-year increase of 8.3%; it achieved total passenger traffic volume of 201,490 million passenger-kilometres, representing an increase of 10.0% from the same period last year; and carried 121.2 million passengers, representing an increase of 9.4% from the same period last year.

Safe Operation

The Group ultimately prioritizes safety work and highly values safe operation and the stability of maintaining safety situation. Through the use of scientific control of the total number of flights, the Group can actively grasp the initiative of safety works. The Group was able to recognise major operational risks by conducting scientific researches, formulated specific management and control measures, focused on enhancing the prevention of safety risks, continuously optimized the management mechanism of safety performance, implemented safety responsibilities at all levels, effectively increased the capability of safety management, earnestly implemented the requirements for “Focus on the Local Communities, Lay the Foundation and Train the Basic Skills” as established by the Civil Aviation Administration of China (“CAAC”), and continuously carried out the establishment of work style.

In 2018, the Group’s fleet had 2,206,000 safe flying hours in total, which have increased by 6.6% over the same period last year. The Group’s fleet had 930,100 take-off and landing flights, which have increased by 6.0% over the same period last year.

Hub Network

The Group’s strategy was to focus on the hub network, optimized the route network layout and operating efforts, with an emphasis on enhancing the Group’s market share and influence in the core market. In 2018, the Group’s market share (in terms of passenger throughput) in hubs such as Shanghai, Beijing and Kunming increased by 0.6, 0.4 and 0.8 percentage points, respectively, while the Group’s market share in Xi’an remained the same year-on-year. Through the optimisation of transit connection, the effect of hub network has gradually appeared, OD (Origin and Destination) yield of the three major hubs, namely Shanghai Pudong, Kunming and Xi’an, increased by 9.2%, 11.5% and 12.7%, respectively. The Group focused on the national strategy of “Yangtze River Delta Integration”, aiming at building a core hub in Shanghai and serving the coordinated development of the regional economy. In 2018, the Group introduced new international routes such as Shanghai-Stockholm, Shanghai-London Gatwick, and Shanghai-Dubai, and arranged more flights for domestic and regional routes such as Shanghai- Chengdu, Shanghai-Guangzhou and Shanghai-Macau. Surrounding the integration strategy of Beijing-Tianjin-Hebei, the Group strengthened the network planning research of Beijing’s new hub route and fully promoted the construction and operation of the Beijing Daxing International Airport CEA Base project. With the national “Belt and Road Initiative”, the Group has operated 131 routes along the countries along the belt and built the “Aerial Silk Road”.

As at the end of December 2018, with the SkyTeam Airline Alliance members, the route network of the Group reached 1,150 destinations in 175 countries and regions.

Marketing

In 2018, the passenger revenue of the Company amounted to RMB104,309 million, representing a year-on-year increase of 13.92%. Passenger load factor of the Group amounted to 82.3%, representing a year-on-year increase of 1.2 percentage points. Revenue per seat- kilometre was RMB0.445, representing a year-on-year increase of 5.45%. The Group took the lead among domestic large-scale airlines in terms of key business indicators such as increase in revenue, passenger load factor and revenue per seat-kilometre, demonstrated significant outcomes from high-quality development.

Through strengthening the control of freight rates, the Group has enhanced the level of yield management. The Group strengthened the centralized management for freight rates, refined the management flow of freight rates for major customers and achieved the enhancement of freight rate management by “Intelligentization, Mobilization and Systemization”. Guided by the Group’s internationalization strategy, the joint operation and the application of the OD yield management system have been intensified, and thus the operational capability of international long-haul routes was improved. In 2018, revenue per seat-kilometre of Europe, North America and Australia routes increased by 5.4%, 1.5% and 0.3% year-on-year, respectively.

The Group continuously enriched the sales product system and constantly promoted sales transformation. With the implementation of branded fare products, the Group has launched and enhanced products for the basic economy class and super economy class. Focusing on the development of various types of value-added services and improvement of products such as preferred seats, upgrades and excess baggages, the Group has effectively increased revenue from value-added services.

The Group actively explored customer resources and strengthened the management and control of sales channels. In 2018, the corporate clients of the Group increased to 9,283, representing a year-on-year increase of 25.2%, and revenue from the corporate clients of the Group increased by 27.8% year-on-year. The Group strengthened the cooperation with domestic and overseas sales channels such as Travel Management Companies (“TMC”) and Online Travel Agency (OTA). In 2018, the Group’s TMC sales revenue increased by 40.3% year-on-year.

External Partnerships

The Group continuously intensified its cooperation with strategic partners to enrich the contents for cooperation and enhance the quality of cooperation. The Group and Delta Air Lines, Inc. (“Delta”) continued to intensify bilateral cooperation in four aspects, namely, revenue from cooperation (including mutual sales revenue and revenue from SPA (special allocation agreements)), experience of travelers, communication between personnel, and cooperation for expansion and development. The Group entered into a new cooperation agreement with Air France-KLM (“AFK”), pursuant to which, additional routes such as Kunming-Paris and Wuhan-Paris were operated jointly commenced from 1 January 2019. The Group worked with Delta and AFK to carry out the plan for network optimization connection, as well as ground service and procedure standards for Beijing Daxing International Airport. By entering into a comprehensive and upgraded business agreement with Qantas Airways Limited, the Group intensified the business partnership of both parties based on the original joint partnership. The Group has signed a joint cooperation agreement with Japan Airlines Co., Ltd. (“Japan Airlines”), and both parties are performing the relevant anti-monopoly legal procedures of China and Japan.

The Group also actively explored cooperation with world-renowned brands to realize resource sharing. In 2018, the Group continued to intensify and deepen the long-term partnership with Ctrip Computer Technology (Shanghai) Co., Ltd. and Shanghai Disneyland Resort, and commenced cross-sector cooperation with various renowned corporate such as Mercedes-Benz, Hertz Car Rental and China Union Pay to carry out joint promotion activities.

Customer Services

The Group is dedicated to offering sincere services to optimize customer experiences throughout the journey, aiming to become a representative for “Shanghai’s Services”Note. As at the end of December 2018, the number of frequent flyer members of the Group’s “Eastern Miles” has reached 39,630 thousand members, representing a year-on-year increase of 18.8%.

Surrounded the customers’ experience, improved the flight quality and upgraded and optimized service procedures. Focused on the 31 key points for flight operations, the Group has enhanced the system comprehensively from one point to the whole area with the rate of punctuality for flights throughout the year increased significantly. Using the Beijing-Shanghai boutique route as a benchmark, by expanding to 14 new boutique express routes and establishing a flight operation service standard and management system, the Group has effectively improved the overall operation quality of flights. Through enhancing the membership system of frequent flyers, the service flow of platinum card members and frequent flyers have optimized. Combining the introduction of new aircraft of B787 and A350, the Group has optimized and upgraded the systems of frequent flyers, service flow and products at the same time.

The Group has formed a team of air medical experts, and released the first air medical first aid handbook in China, which improved the efficiency and quality of air rescue. “Shanghai Specialty” themed dishes were introduced. “MU noodles” has become our signature food brands and was awarded with innovative services prizes. All assurance for various services were completed, which exhibiting the brand of CEA and the image of a state-owned enterprise.

The Group has continued to optimize digitalized experiences by increasing the mobile phones, internet and overseas self check-in usage rates. Taking the lead in various indicators of the country (such as the usage rate of self-check-in), the Group has achieved usage rate of self- check-in of 78.6% in China, representing an increase of 7.4 percentage points compared to last year, and the international usage rate of self-check-in amounted to 32.9%, representing an increase of 10.2 percentage points compared to last year. Automated security screening has been officially launched. The Group implemented self-checking function for flight information and checked baggage through WeChat to bring convenience to passengers.

Note:

“Shanghai’s Services”: The Shanghai Municipal Development and Reform Commission issued the “Three-Year Action Plan for Fostering the Development of Strategic Strengths of Shanghai in the New Era for Fully Facilitating ‘Shanghai’s Services’ (2018 – 2020)” in April 2018, which proposed the concept of “Shanghai’s Services”. The objectives of “Shanghai’s Services” include the enhancement of economic-centered municipal service functions, the promotion of service economy level, the improvement of strategic capability for serving the country and the establishment of a service-oriented government. “Shanghai’s Services” aims to become the embodiment and a domestically and internationally acclaimed representative of high-quality and high-end services.

Reform and Transformation

The Group attaches importance to reforms and actively promotes system, mechanism and institutional reform, the digital application in the passenger transportation business and the transformation and development of low-cost airline, continuously enhances the role of reform and transformation in improving production and operation.

In relation to system, mechanism and institutional reform, the Group restructured its marketing service function focusing on customers, optimized its management and control model and organization of the marketing service system by establishing the business committee, sales committee and customer committee, such that the needs of a modern aviation marketing services business can be better fulfilled. The comprehensive reform of the flight system and operation control system has stimulated organizational reform.

In relation to the digital application in passenger transportation business, the Group expedited the construction of its in-flight internet connection platform and became the first in China to fully promote the use of in-flight portable electronic devices. As at the end of December 2018, 82 wide-body passenger aircraft of the Group were all equipped with in-flight internet connection services, covering Europe, the United States, Australia, Southeast Asia and key domestic business routes. The Group’s fleet size, number of flights and number of users with “in-flight internet connection” ranked the first in China. The Group actively sought to establish an in-flight internet joint venture with telecom operators to reinforce and enhance the Group’s first-mover advantage in the in-flight internet connection business. The Group continuously optimized the customers’ experience on the CEA’s official website and mobile application, added and optimized important functions such as pre-flight ordering of in-flight meals and publication of information regarding unusual flights. The Group has vigorously promoted the establishment of overseas e-commerce platform, launched 14 new overseas websites and introduced value-added products such as oversized baggage, VIP lounges and online seat selection. The Group strengthened the operation of points mall, enriched point redemption products, and optimized the points payment function.

In relation to low-cost airline, China United Airlines Co., Ltd. (“China United Airlines”) continued to intensify low-cost transformation. In 2018, China United Airlines achieved revenue of RMB5,660 million, representing a year-on-year increase of 12.5%, and achieved net profit of RMB880 million, representing a year-on year increase of 9.0%, with passenger load factor reaching 85.5%, demonstrating that significant achievement has been made on the transformation. China United Airlines adopted diversified marketing strategies to introduce new media and thus carry out marketing. Refining mobile direct sales platform to enhance direct sales capability, the proportion of direct sales revenue to total revenue reached 69.9%, with a year-on year increase of 17.0% in direct sales revenue. Through sales promotion of duty- free products, sales of additional luggage weight, upgrade products and sky mall products, the source of ancillary revenue was broadened, with ancillary revenue increased by 58.0% year-on-year.

Major Projects

In July 2018, the Company announced a major capital project regarding the non-public issuance of A shares and H shares, which proposed to introduce Shanghai Juneyao Airlines Co., Ltd. (“Juneyao Airlines”) and Shanghai Juneyao (Group) Co., Ltd. (“JuneYao Group”), its controlling shareholder, and China Structural Reform Fund Corporation Limited as strategic investors. Juneyao Airlines and JuneYao Group planned to hold 10% of the shares of the Company in aggregate. The capital project has been steadily advancing, and shall be implemented upon fulfilment of certain market conditions and requires the approvals from the China Securities Regulatory Commission (“CSRC”).

In addition, Eastern Airlines Industry Investment Company Limited (“Eastern Airlines Industry Investment”), a wholly-owned subsidiary of China Eastern Air Holding Company Limited (“CEA Holding”), the controlling shareholder of the Company, has completed the transfer of 7% of the shares in Juneyao Airlines from JuneYao Group in early 2019. Eastern Airlines Industry Investment has also announced its subscription in the proposed non-public issuance of A Shares of Juneyao Airlines. Eastern Airlines Industry Investment planned to hold 15% of shares of Juneyao Airlines in aggregate upon completion of the proposed non-public issuance of A shares of Juneyao Airlines.

The cross-shareholding between CEA Holding and JuneYao Group is significant in further enhancing and deepening the strategic partnership between the two parties as well as establishing Shanghai as an aviation hub and promoting the “Construction of Five Centers” in Shanghai together by the parties, benefitting the Group and Juneyao Airlines in raising their competitiveness and continuous development abilities.

Corporate Governance and Corporate Culture

The Company constantly improves its corporate governance in strict compliance with domestic and overseas listing rules and the requirements of laws and regulations. The Group has revised its major regulations such as the articles of association, rules for procedures for general meetings and rules for the meetings of the board of directors of the Company, in order to enhance the standard of corporate governance of the Company. The party building work is integrated into the Group’s security, services, management and other aspects, providing a solid guarantee for the Group’s reform and development.

Surrounding the development objective of “Establishing a World-Class and Happy CEA”, the Group promoted the construction of corporate culture to create a harmonious labor relationship and increase employees’ recognition and loyalty towards the Group, which in turn firmly fostered the successful launching and continuous improvement of safe operation, customer services, marketing and reform and development of the Group.

Comprehensive Risk Management and Establishment of Law-based Governance

Focusing on the main business of aviation, the Group prevented and mitigated major risks. In strict compliance with the relevant provisions of the “General Data Protection Regulation” by the European Union, the Group has appointed a “data protection officer” to enhance the protection of customer information and prevent network security risks. The Group strengthened the management of capital assets, prevented major risks such as capital recovery, overseas operations and financial market volatility, and carried out special audits for key business areas and high-risk business areas to promote the sound, standardized and effective operation of the Company’s internal control system.

The Group steadily promoted the construction of a “Law-based CEA” to ensure the lawful and compliant operation of the Group. Focusing on its internationalization strategy, the Group strengthened the prevention of legal risks of overseas business.

Social Responsibilities and Brand Image

The Group insisted on the five development visions of “Innovation, Coordination, Green Development, Open and Sharing” and actively engaged in economic, social and environmental responsibilities. The Group practices on the vision of green development and implemented pollution prevention and control work. The Group advocated for low-carbon flights, focused on reducing unit fuel consumption, continuously optimised fleet structure and promoted the application of new technologies for energy conservation and emission reduction. The aircraft consumption tonne-kilometres was effectively decreased. The Group practices the concept of joint development, strived to achieve targeted poverty alleviation and targeted poverty elimination by continuously performing fixed-point poverty alleviation in Shuangjiang and Cangyuan in Yunnan together with CEA Holding as a whole. The Group’s large-scale charitable programme “Love at CEA” continued to spread positive messages to the society. In 2018, the Group launched over 1,300 projects in total, and served more than 65,000 people for almost 120,000 hours.

In 2018, the Group was awarded the “China Securities Golden Bauhinia Award” for seven consecutive years, recognized as one of the “Top 50 Most Valuable Chinese Brands” by Wire & Plastic Products Group (WPP), the world’s largest brand communication group, awarded as one of the “World’s 500 Most Valuable Brands” by Brand Finance, an international brand appraisal organization, for three consecutive years, awarded as the “Best China Airline” in the “TTG China Travel Awards” for the fourth consecutive year, recognized as “The Best Airline” by Travelport, and recognized as “The Most Favoured Domestic Business First-class” by Chinese high net worth individuals conducted by the Hurun Research Institute. The brand influence of the Group has been further enhanced.

During the reporting period, the revenue of the Group hit a new record high, reached RMB115,278 million, representing a year-on-year increase of 12.49%. The operational cost amounted to RMB112,561 million, representing a year-on-year increase of 11.97%, of which the fuel cost for aircraft increased by 34.02% year-on-year. Due to the increase of fuel price and exchange losses as a result of fluctuation of the currencies, in 2018, the net profit attributable to the shareholders of the parent company amounted to RMB2,698 million.

Operating Revenues

In 2018, the Group’s passenger revenue amounted to RMB104,309 million, representing an increase of 13.92% from the same period last year, and accounted for 96.64% of the Group’s traffic revenues. Passenger traffic volume was 201,485.95 million passenger-kilometres, representing an increase of 9.99% from last year.

The passenger revenue of domestic routes amounted to RMB68,619 million, representing an increase of 14.02% from last year, and accounted for 65.78% of the passenger revenue. The passenger traffic volume was 128,906.39 million passenger-kilometres, representing an increase of 10.15% from last year.

The passenger revenue of international routes amounted to RMB31,869 million, representing an increase of 13.96% from last year, and accounted for 30.55% of the passenger revenue. The passenger traffic volume was 67,290.26 million passenger-kilometres, representing an increase of 9.61% from last year.

The passenger revenue of regional routes amounted to RMB3,821 million, representing an increase of 11.73% from last year, and accounted for 3.67% of the passenger revenue. The passenger traffic volume was 5,289.30 million passenger-kilometres, representing an increase of 11.16% from last year.

In 2018, the Group’s cargo and mail traffic revenues amounted to RMB3,627 million, representing an increase of 0.11% from last year, and accounted for 3.36% of the Group’s traffic revenue. Cargo and mail traffic volume was 7,900.78 million tonne-kilometres, representing an increase of 11.95% from last year.

In 2018, the Group’s other revenue amounted to RMB7,342 million, representing an increase of 0.74% from last year.

Operating Expenses

In 2018, the Group’s total operating expenses was RMB112,561 million, representing an increase of 11.97% from last year. Under the influence of further expansion of the Group’s operational scale and the rapid growth in the passenger traffic volume and the number of passengers carried, the Group’s various costs such as aircraft take-off and landing costs, catering, depreciation and amortisation increased from last year. Analysis of the changes in items under operating costs of the Group is set out as follows:

Aircraft fuel costs accounted for the most substantial part of the Group’s operating expenses. In 2018, the Group’s total aircraft fuel cost was RMB33,680 million, representing an increase of 34.02% from last year, mainly due to an increase in the volume of refueling of 7.28% from last year for the Group, leading to an increase in aircraft fuel costs by RMB1,829 million. The average price of fuel increased by 24.93% from last year, with the aircraft fuel costs increased by RMB6,720 million.

In 2018, the Group’s take-off and landing charges amounted to RMB14,914 million, representing an increase of 12.52% from last year, and was primarily due to the increase in the number of take- offs and landings of the Group, the Group increased the frequency of various international long-haul routes such as Europe, the United States and Australia, and the adjustment of pricing standards of China’s airports since April 2017 in accordance with the “Circular on Printing and Distributing Plan for Adjusting Charge Standards of Civil Airports” (CAAC 2017 Notice No.18), resulting in a rise in domestic as well as international take-off and landing charges.

In 2018, the Group’s depreciation and amortisation amounted to RMB15,313 million, representing an increase of 9.62% from last year, and was primarily due to the increase in aircraft and engines (self-owned and under finance leases) added to the Group’s fleet in 2018, leading to an increase in the original value of fixed assets and a corresponding increase in depreciation.

In 2018, the Group’s wages, salaries and benefits amounted to RMB22,134 million, representing an increase of 8.93% from last year, and was primarily due to the combined effect of the increase in the number of aircrew and, the increase in flight hours and the rise in the standard flight hour fees.

In 2018, the Group’s aircraft maintenance expenses amounted to RMB3,738 million, representing a decrease of 30.08% from last year, and was primarily due to the decrease in the number of engines sent for maintenance in 2018, while there were A330 aircraft retired in 2017.

In 2018, the Group’s research and development expenses amounted to RMB135 million, representing an increase of 46.74% from last year, and was primarily due to the increase of research and development projects.

In 2018, the Group’s catering supply expenses amounted to RMB3,383 million, representing an increase of 9.48% from last year, and was primarily due to the increase in the number of passengers in carriage and the rise in the standards required for the provision of catering.

In 2018, the Group’s other operating lease rentals amounted to RMB928 million, representing a decrease of 11.00% from last year, and was primarily due to the expansion of the scale of Group, leading to an increase in the rentals for office premises and VIP rooms.

In 2018, the Group’s selling and marketing expenses amounted to RMB3,807 million, representing an increase of 15.57% from last year, and was primarily due to the increase in the Group’s business volume followed by an increase in sales expenses.

In 2018, the Group’s ground service and other expenses amounted to RMB2,845 million, representing a decrease of 12.41% from last year, and was primarily due to the decrease in the cost of subsidiaries for ancillary businesses.

In 2018, the Group’s indirect operating expenses amounted to RMB5,217 million, representing an increase of 7.86% from last year, which was primarily due to the expansion of fleet scale of the Group, which led to a corresponding increase in relevant expenses.

Other operating income and gains

In 2018, the Group’s other operating income amounted to RMB6,592 million, representing a decrease of 11.88% from last year, primarily due to the gains from transfer of 100% equity interests in Eastern Air Logistics Co., Limited by the Group in 2017 while there was no such gain in 2018. Further, the Group achieved gains from the disposal of fixed assets and the revenue of co-operation routes.

Finance Income/Costs

In 2018, the Group’s finance income was RMB110 million, representing a decrease of 94.79% from the same period last year. Finance costs amounted to RMB5,767 million, representing an increase of 81.12% from the same period last year, primarily due to the RMB2,001 million net exchange gains arose from the appreciation of Renminbi in 2017, while there was net exchange losses amounted to RMB2,040 million arose from the depreciation of Renminbi in 2018.

Profit

Net profit attributable to equity holders of the Company in 2018 was RMB2,698 million, representing a decrease of 57.46% from the same period last year. The earnings per share attributable to the equity holders of the Company were RMB0.19.

Liquidity and Capital Structure

As at 31 December 2018, the Group had total assets of RMB239,017 million, representing an increase of 4.04% from 31 December 2017. Its debt ratio was 74.23%, representing a 0.19 percentage point decrease from 31 December 2017.

In particular, the Group’s total current assets amounted to RMB15,932 million, accounted for 6.67% of the total assets and represented a decrease of 12.91% from 31 December 2017. The Group’s non-current assets amounted to RMB223,085 million, accounted for 93.33% of the total assets and represented an increase of 5.51% from 31 December 2017.

As at 31 December 2018, the Group had total liabilities of RMB177,416 million, comprising current liabilities of RMB73,064 million which accounted for 41.18% of total liabilities, and non-current liabilities of RMB104,352 million which accounted for 58.82% of total liabilities.

Among the current liabilities, interest-bearing liabilities (short-term bank borrowings, super short-term debentures, long-term bank borrowings due within one year, bonds payable due within one year and obligations under finance leases due within one year) amounted to RMB38,629 million, representing a decrease of 20.07% from 31 December 2017.

Among the non-current liabilities, interest-bearing liabilities (long-term bank borrowings, bonds payable and obligations under finance leases) amounted to RMB93,950 million, representing an increase of 14.10% from 31 December 2017.

In 2018, the Group proactively adjusted the structure of its foreign currency obligations by substantially reducing its USD-denominated obligations in response to exchange fluctuations in order to lower its exchange rate risk. As at 31 December 2018, the breakdown of the Group’s interest-bearing obligations by currencies is as follows:

				Unit: RMB million
	RMB equivalent
	As at 31 December 2018		As at 31 December 2017
Currency	Amount	Percentage (%)	Amount	Percentage (%)	Movement (%)
USD	28,515	21.51	36,809	28.17	-22.53
RMB	92,497	69.77	83,880	64.19	10.27
Others	11,567	8.72	9,980	7.64	15.90

Total	132,579	100	130,669	100	1.46

As at 31 December 2018, the Group’s interest-bearing liabilities included long-term and short-term bank borrowings, bonds payable and super short-term debentures equivalent to RMB55,152 million, representing a decrease of 13.56% from RMB63,801 million as at 31 December 2017. The breakdown by currencies is as follows:

		Unit: RMB million
	RMB equivalent
Currency	2018	2017	Movement (%)
USD	3,139	7,555	-58.45
SGD	2,503	2,435	2.79
EUR	3,566	4,921	-27.54
KRW	1,072	1,058	1.32
RMB	41,778	47,832	-12.66
JPY	3,094	—	—

Total	55,152	63,801	-13.56

As at 31 December 2018, the Group’s interest-bearing liabilities included obligations under finance leases equivalent to RMB77,427 million, representing an increase of 15.79% from RMB66,868 million as at 31 December 2017. The Group’s obligations under finance leases were mostly based on floating rate. The breakdown by currencies is as follows:

		Unit: RMB million
	RMB equivalent
Currency	2018	2017	Movement (%)
USD	25,376	29,254	-13.26
SGD	514	627	-18.02
JPY	226	264	-14.39
HKD	592	675	-12.30
RMB	50,719	36,048	40.70

Total	77,427	66,868	15.79

Interest Rate Fluctuation

The Group’s total interest-bearing liabilities (including long-term and short-term bank borrowings, finance leases payables, bonds payable and super short-term debentures) as at 31 December 2017 and 31 December 2018 were equivalent to RMB130,669 million and RMB132,579 million, respectively, of which short-term liabilities accounted for 36.99% and 29.14%, respectively. Most of the long-term interest-bearing liabilities were liabilities with floating interest rates. Both the short-term liabilities and long-term interest-bearing liabilities were affected by fluctuations in current market interest rates.

The Group’s interest-bearing liabilities were primarily denominated in USD and RMB. As at 31 December 2017 and 31 December 2018, the Group’s interest-bearing liabilities denominated in USD accounted for 28.17% and 21.51%, respectively, of total liabilities while liabilities denominated in RMB accounted for 64.19% and 69.77%, respectively, of total interest-bearing liabilities. Fluctuations in the USD and RMB interest rates have and will continue to have significant impact on the Group’s finance costs. As at 31 December 2017, the outstanding foreign currency interest rate swap contracts held by the Group amounted to a notional principal amount of approximately USD1,420 million, of which USD1,102 million as at 31 December 2018 will expire between 2019 and 2025.

Exchange Rate Fluctuation

As at 31 December 2018, the Group’s total interest-bearing liabilities denominated in foreign currencies amounted to RMB40,082 million, of which USD liabilities accounted for 71.14% of the liabilities. Therefore, a significant fluctuation in the exchange rates will subject the Group to significant foreign exchange loss or gain arising from the exchange of foreign currency denominated liabilities, which affects the profitability and development of the Group. The Group typically uses hedging contracts for foreign currencies to reduce the foreign exchange risks for capital expenditures paid in foreign currencies. As at 31 December 2017, the outstanding foreign currency hedging contracts held by the Group amounted to a notional principal amount of USD829 million, of which USD655 million as at 31 December 2018 will expire in 2019.

In 2017, the Group’s net exchange gain amounted to RMB2,001 million. In 2018, the Group’s net exchange loss amounted to RMB2,040 million, representing a decrease of 201.95% from last year.

Pledges on Assets and Contingent Liabilities

The Group generally finances its purchase of aircraft through finance leases and bank loans secured by its assets. As at 31 December 2017, the value of the Group’s assets used to secure certain bank loans was RMB11,207 million. As at 31 December 2018, the value of the Group’s assets used to secure certain bank loans was RMB11,752 million, representing a year-on-year increase of 4.86%.

As at 31 December 2018, the Group had no significant contingent liabilities.

Capital Expenditure

According to the agreements that have been entered into in relation to aircraft and engines, as at 31 December 2018, the Group expected its future capital expenditures on aircraft and engines to be approximately RMB70,998 million in total, including the expected capital expenditure in 2019 being approximately RMB29,187 million.

In 2019, the Group plans to finance through a combination of income from operations, existing bank credit facilities, bank loans, leasing arrangements and other external financing arrangements in order to ensure smooth operation of the Group.

Human Resources

As at 31 December 2018, the Group has 77,005 employees, the majority of whom were located in China. The wages of the Group’s employees primarily consisted of basic salaries and performance bonuses.

RISK ANALYSIS

1.	Macro-economic Risk

The aviation transportation industry is closely connected to the macro-economic environment. The civil aviation transportation industry is more sensitive to the macro-economic climate, which directly affects the development of economic activities, disposable income of residents and changes in the amount of import and export activities. These factors will in turn affect the demand for passenger and cargo services. Meanwhile, the scale of the international airline transportation operations of the Group is relatively large, the international marco-economic situation will also affect the demand for the Group’s passenger and cargo services. If there is a decline in macro-economic climate, instability in political situation of the world’s major economies or intensification of trade protectionism and unilateralism, the Group’s results on operations and financial condition may be adversely affected.

The Group paid close attention to the changes in international and national macro-economic conditions and proactively capitalized on the opportunities derived from the “Belt and Road Initiative” promoted by the State, the construction of Xiongan New District, the “Yangtze River Delta Integration” strategy, economic restructuring, upgrade of consumption level of residents, development of tourism economy and the newly constructed airport in Beijing to optimize allocation of flight capacity, production structure and marketing and sales, in order to achieve favorable results of operations.

2.	Policy and Regulation Risk

The aviation transportation industry is relatively sensitive to policies and regulations. Changes in domestic and foreign economic environment and the continuous development of the aviation industry could result in the relevant laws and regulations and industry policies being adjusted accordingly. Such changes may, to a certain extent, result in uncertainties in the future business development and operating results of the Group.

With respect to industrial policies and regulations, the Group played an active role in various discussions concerning formulation and refinement, and considered the latest changes so as to seize the development opportunities arising from such updates and prudently respond to the uncertainties arising from the changes in policies and regulations.

3.	Operational Safety Risk

Operational safety is the pre-condition and foundation for airlines to maintain normal operations and good reputation. Bad weather, mechanical failure, human errors, aircraft and equipment irregularities or failures and other force majeure events may have an adverse effect on the operational safety of the Group.

The Group regularly convened safety meetings, analyzed and reported on the Group’s flight status in a timely manner and planned for safety management. Through strengthening safety responsibilities and commenced effective evaluation on safety management system, the Group established effective measures such as the comprehensive flight training control mechanism to enhance its capabilities of preventing flight safety risks and to ensure the Group continuously operates safely.

4.	Terrorist Attack Risk

International terrorist attacks targeting aircraft and airport not only directly threatens flight safety, aviation security, operational safety and the safety of overseas institutions and employees, but also brings about on-going adverse impact on the outbound tourism demand for places where terrorist attacks have taken place.

The Group strictly adhered to the requirements of aviation security of CAAC by amending the “Aviation Security Plan” to improve the Group’s aviation security system. With reference to the typical cases regarding aviation security in recent years, the Group commenced simulation trainings and anti-terrorism practices on flight, with a view to enhancing the Group’s aviation security team’s ability to perform their duties and their service quality, which would in turn improve their responsiveness in handling emergencies. The launch of the electronic information platform of the aviation security system initiated the establishment of the aviation security information system, which enhanced the quality of aviation security information.

Taking reference from terror cases in recent years, the Group carried out fire drills and provided scenario trainings and specific trainings for weapons and firearms onboard, with a view to enhancing the aviation security team’s ability to perform their duties and their service quality, which would in turn improve their responsiveness in handling emergencies. In the future, the Group will combine aviation security and safety audit, introduce aviation security assessment standards on routes, establish the communication link mechanism on the basis of the aviation security communication system and put spotlight on the primarily-focused regional routes for the formulation of specific aviation security proposals.

In light of the possible reduced demand for passenger transportation induced by the domestic and overseas terrorist attacks, the Group will rely on the dynamic marketing analysis mechanism so as to study, optimize and adjust the flight capacity of the relevant routes in a timely manner.

5.	Core Resources Risk

The rapid growth in the industry has caused competition among airlines for core human resources (such as management personnel in key positions and professional technical staff), air traffic rights resources and time slot resources. Along with the rapid growth of the Group’s operational scale, the expansion of core resources reserves of the Group and improvement of core resources utilization of the Group will face challenges, and the business and operations of the Group may be adversely affected.

The Group promoted the building of corporate culture of “Love at CEA” and further improved its incentive scheme for core technical staff to promote loyalty of core personnel. The Group proactively developed a core back-up workforce through providing training programs to a pool of multi-tier back-up management personnel and launching of core technical staff recruitment plan. Meanwhile, the Group proactively coordinated with the industry regulators with respect to air traffic rights and time slot resources, by actively initiating the application of international air traffic rights, and proactively participating in the market competition for time slot resources. In the future, as a main airline base, the Group will further seize the opportunities of the commencement of operation of the new airport in Beijing and make use of the SkyTeam Airline Alliance platform to continuously enrich and optimize route networks.

6.	Competition Risk

With the liberalisation of the domestic aviation market, development of low-cost airlines and the leading international airlines’ increasing addition of flight capacity in the China market, future competition in the domestic and overseas aviation transportation industries may intensify and may bring uncertainties to the Group’s resources of air traffic rights and time slots, ticket price levels and market shares, and the results of operations of the Group may be adversely affected accordingly.

There is a certain level of overlap between the use of railway transportation, highway transportation, ship transportation and air transportation in certain markets. As the impact from railway, highway and ship transportation on the domestic civil aviation market has become normalised and internet-based, certain routes of the Group will experience larger competitive pressure.

The Group actively responded to the industry competition, strove for additions of air traffic rights and time slot resources in hub markets and core markets and consolidated and expanded market share in the large hubs and core markets. Leveraging on the SkyTeam Airline Alliance platform, the Group enhanced its strategic cooperation with Delta and AFK, and strengthened the cooperation with non-member airlines of the SkyTeam Airline Alliance such as Qantas Airways Limited and Japan Airlines Co., Ltd. to develop a highly efficient and convenient flight network which covered the whole of China and connected to the whole world.

Under the impact of other means of transportation, the Group focused on the large hubs and core and key markets, refined its route network and reinforced complete access to the network and the sale of international interline transit products. Meanwhile, the Group has put in great efforts into improving its punctuality rate and capitalized on the speed advantage of aviation transportation.

7.	Risk Associated with the Fluctuation of Jet Fuel Prices

Jet fuel is one of the major expenses of airlines. Significant fluctuations of international oil prices will significantly impact jet fuel prices and the Group’s revenue from fuel surcharge and accordingly, the Group’s results of operations.

In 2018, setting aside the adjustment in factors such as fuel surcharge, if the average price of jet fuel had increased or decreased by 5%, jet fuel costs of the Group would have increased or decreased by approximately RMB1,684 million. In 2018, the Group has not conducted aviation fuel hedging activities.

In 2018, the Group seized the opportunities arising from the relatively low international fuel prices, actively boosted its flight capacity and optimized the production structure. As a result, the Group achieved favorable results of operations. The Group will actively analyze the trend of oil prices and, with mandates from the Board, carefully conduct aviation fuel hedging activities.

8.	Exchange Rate Fluctuation Risk

As the Group’s foreign currency liabilities are mainly USD-denominated, if the exchange rate of USD against RMB fluctuates significantly, USD-denominated liabilities will therefore generate a large amount of foreign exchange loss/gain, which directly affects the Group’s profit for that period and causes larger impact on the Group’s operating results.

As at 31 December 2018, if USD had strengthened or weakened by 1% against RMB with all other variables held constant, the effect on the Group’s net profit and other comprehensive income would have been as follows:

			Unit: RMB million
	Effect on net profit		Effect on other comprehensive income
	Appreciation	Depreciation	Appreciation	Depreciation
USD exchange rates	-178	178	34	-34

In 2018, the Group expanded its financing channels by means of issuing super short-term debentures and acquiring RMB borrowings to bring in RMB financing, and proactively optimized the mix of currency denomination of the Group’s debts. As at 31 December 2018, the proportion of USD-denominated debts to total debts of the Group decreased to 21.51%.

In the future, the Group will further reinforce its analysis on the foreign exchange market, expand the variety of its RMB financing instruments and improve the Group’s debts and currency structure in order to minimize the adverse impacts arising from exchange rate fluctuations on the Group’s operations.

9.	Interest Rate Fluctuation Risk

The majority of the Group’s liabilities are attributable to USD-denominated liabilities and RMB-denominated liabilities generated from introduction of aircraft, engines and aviation equipment. The adjustment in interest rates of USD and RMB may cause changes in the borrowing costs of the Group’s existing loans that carry floating interest rates, as well as future finance costs, which in turn may affect the Group’s finance costs.

As at 31 December 2018, assuming all other variables remain constant, if the interest rate had increased or decreased by 25 basis points, the effect on the Group’s net profit and other comprehensive income would have been as follows:

			Unit: RMB million
	Effect on net profit		Effect on other comprehensive income
	Appreciation	Depreciation	Appreciation	Depreciation
Floating rate instruments	-112	112	14	-14

The Group intends to launch transactions in derivatives to further optimise the proportion of floating-rate debts to the USD-denominated debts in the future. At the same time, the Group will make good use of the trend of the RMB interest rate to minimise RMB finance costs.

10.	Information Technology Safety Risk

The development of all businesses in the Group’s operational process is closely related to the information network system which imposes new requirements on traditional management and work processes of the Group. If there are any design discrepancies, operational default or interruption in the network information system of the Group, or if it experiences external network attacks, the Group’s business and operations may be affected or result in leakage of customers’ data. The occurrence of any of the foregoing may have an adverse effect on the brand image of the Group. Future upgrades of information technology that are required will challenge the reliability of the Group’s existing systems.

The Group based on the “Three Centers in Two Places” plan to promote its work on the construction of the Xi’an data and disaster backup facility and the construction of a globalized basic assurance and service system. It optimized the multi-dimensional security protection system on the internet and the data centre to prevent various ransomware attacks effectively. The Group conducted information system emergency response training and relied on security code quality analysis to implement security code review and security protection. It also commenced security review for information system and enhanced emergency response of internet security, optimized the multi-dimensional security protection system on the internet and the data centre and safeguarded the security of key information infrastructure, elevating the overall security protection standard on the Group’s information system. The Group has appointed a “data protection officer” to improve data security management and protection mechanism and enhance the ability to encrypt, decrypt, protect and trace sensitive information of passengers.

11.	Development and Transformation Risk

While the Group expands to new international markets, carries out external investments, mergers and acquisitions and adjusts the structure of its existing businesses and assets, it may face risks including business decision making, laws, management and competition risks which may affect the results of implementing the development strategies of the Group.

During the process of transformation, the Group explores the e-commerce market to reduce aviation operation costs and innovative asset management methods, and adjusts the structure of its existing businesses and assets, with new requirements for the overall operating management abilities of the Group. Some of the Group’s transforming projects or adjusted businesses may be unable to achieve expected goals.

The Group has been making improvements to the foreign investment management system and will enhance the research and substantiation of projects and refine the risk management mechanism through conducting due diligence and asset valuation during the process of expansion into the new international markets, external investment and acquisition and mergers, and adjustments to the structure of its existing businesses and assets.

12.	Suppliers Risk

The aviation transportation industry requires advanced technology and high operating costs. There are limited available suppliers in respect of key operating resources including aircraft, engines, flight spare parts, jet fuel and information technology services. Airlines generally obtain operating resources through centralized purchases to reduce operating costs. If the Group’s major suppliers are adversely affected, this may have an adverse impact on the business and operations of the Group.

The Group has been focusing on the suppliers who are closely related to the Group’s production and operation, while the supplier management team analyzed the contractual performance of suppliers and conducted assessment on suppliers regularly. The Group paid close attention to the changing market conditions of the types of material highly relevant to its production and operation, whereas the collection and analysis of the fluctuations in price was conducted by the Group’s procurement department.

13.	Securities Market Fluctuations Risks

The Company’s share price is not only dependent on its current results and projection for future operations, but also on factors including policy environment, macro-economy, flow of market capital and investor sentiment etc. The Company’s share price may be subject to significant changes due to the aforementioned factors, which may directly or indirectly result in loss to the investors, which in turn will reduce the travel demand from business travelers and affect the Group’s capital operations and implementation of projects.

The Group continued to enhance its corporate governance standards, fulfill its obligations of information disclosure, improve its management ability and strive for outstanding operating results. In the meantime, the Group strengthened the communication between the capital markets and various investors, paid close attention to the Company’s share price performance and media coverage, gave timely response to the market and made every effort to avoid unusual price movement of the shares of the Company.

14.	Other Force Majeure and Unforeseeable Risks

The aviation transportation industry is highly sensitive to external factors. Natural disasters, public health emergencies and geopolitical instability around the globe may affect market demand and the normal operation of airlines. Flight suspension, decrease in passenger capacity and income, as well as increased safety and insurance costs may adversely affect the business and operations of the Group.

The Group strove to develop and refine its emergency response mechanism and emergency response plan in order to mitigate the adverse impacts arising from other force majeure and unforeseeable risks.

COMPLIANCE WITH THE RELEVANT LAWS AND REGULATIONS WHICH MAY HAVE A SIGNIFICANT IMPACT ON THE GROUP

During the Year, the Board was not aware of any significant matters which may cause impact on the Group or any non-compliance with the laws and regulations which may have a significant impact on the Group.

OUTLOOK FOR 2019

The Group would like to bring to the attention of readers of this report that this report contains certain forward-looking statements, including a general outlook of international and domestic economies and the aviation industry, and descriptions of the Group’s future operating plans for 2019 and beyond. Such forward-looking statements are subject to many uncertainties and risks. The actual events that occur may be different from forward-looking statements of the Group which, therefore, do not constitute any commitment by the Group to the future operating results.

Looking forward to 2019, with the complex and severe external environment, uncertainties keep looming. The motive for the growth of global economy has been weakened, while the positive trend of domestic economy remains unchanged yet the pressure of economic downturn still prevails. China’s civil aviation industry is expected to continue to maintain a relatively fast pace for development, but domestic and international macro-economic situation and changes in trade relations, oil prices and exchange rate fluctuations will bring uncertainties to the development of the industry.

The Group will proactively respond to the strategies of the State, grasping the coordinated development of Beijing-Tianjin-Hebei, the “Yangtze River Delta Integration” strategy, the construction of Guangdong-Hong Kong-Macao Greater Bay Area, and the official operation of the Beijing Daxing International Airport. Meanwhile, the Group will also adhere to the general direction of steady progress and the concept for new development, uphold its confidence, face challenges, be determined and innovative, work hard, be practical, and strive to promote new breakthroughs in the reform, development stability of the Group. In 2019, the Group will focus on the following tasks:

1.

The Group will continuously pay attention to safety operations and strengthen safety management. The Company will strengthen the construction of the “Three Basics” (focus on the local communities, lay the foundation and train basic skills) and strive to establish governance, capability and culture in the area of safe production, enhance risk prevention and control in important areas and key aspects for the sound operation of new aircraft models, new airports and new routes, strengthen the use of technological means and process control to continuously improve safety standards and management levels, and strengthen the implementation of safety responsibilities to ensure that the security situation continues to be stable and favourable.

2.

The Group will analyze and evaluate the market situation scientifically and continuously improve marketing capabilities. The Group will actively strive to acquire additional time-slot resources in key markets, optimize the launch of new capacity, improve the competitiveness in the hub market; strengthen market forecasting and freight rate control, expand the scope of cooperation with global partners, improve the revenue quality of international routes; grasp the opportunities of Japan and South Korea routes to build a route network for Japan and South Korea around the Bohai Bay; vigorously promote the entire network, strengthen the integration of sales in the Yangtze River Delta market, and improve the revenue of high-class cabins; implement the brand freight rate system, and actively expand ancillary business income such as baggage, upgrades and seat selection with the help of basic economy products.

3.

The Group will uphold the belief of providing sincere service and heartwarming services. The Group will vigorously improve the punctuality rate of flights and establish an efficient production command system; improve the multi-level flight irregularity system to provide passengers with a safe waiting experience while optimizing the frequent flyer membership system and service standards, to reflect the value contribution which commensurate with the member services; the Group will optimize online integration services, enrich the functions of the official website and mobile application, and expand the coverage of self-service channel functions.

4.

The Group will comprehensively deepen reform and transformation and foster the construction of major projects; continue to develop the CEA wallet function, and expand the application of reward points, speed up the transformation of income system points; optimize the integrated services, to integrate more value-added products on the official website and mobile application. In relation to low-cost airline, China United Airlines seeks to increase income from ancillary business, reinforce and enhance the edges of low-cost, and creating flight route layout where coordinated development of full aviation services can be achieved. For major projects, the Group will actively seize the development opportunities of the Beijing Daxing International Airport, ensure that the construction of the airport will be proceeded on schedule and be put into operation according to plan. The Company will steadily promote the non-public offering of its shares, and strengthen and intensify the business cooperation with Juneyao Airlines and Juneyao Group in various fields.

5.

The Group will speed up the efficiency of capital operation and enhance the accuracy and planning of income and expenses forecast; continuously expand financing channels and optimize financing structure to reduce the Company’s gearing ratio; adopt refined management methods to scientifically manage various cost expenditures.

6.

The Group will enhance risk prevention awareness, strictly control major risks, optimize debt structure and strengthen financial risk monitoring; strengthen the protection of passenger information and prevent the security risks of information systems; strengthen compliance management and reinforce overseas legal risk management and control; effectively conduct comprehensive risk management assessment and conduct special audits for major areas and major risks.

FLEET PLAN

Introduction and Retirement Plan of Aircraft for 2019 to 2021

						Units
Model	2019		2020		2021
	Introduction	Retirement	Introduction	Retirement	Introduction	Retirement
A350 Series	5	—	4	—	4	—
A330 Series	—	1	—	—	—	—
A320 Series	25	—	30	—		—
B787 Series	6	—	3	—	2	—
B737 Series	24	—	24	10	12	10

Total	60	1	61	10	18	10

Notes:

1.	As at 31 December 2018, according to confirmed orders, the Group planned to introduce 23 aircraft and retire 17 aircraft in 2022 and future years.

2.	The abovementioned models, quantity and timing for the introduction and retirement of aircraft will be subject to adjustment based on market conditions and flight capacity allocation of the Group.

SHARES

1.	As at 31 December 2018, the share structure of the Company is set out as follows:

			Approximate
			percentage in
		Total number	shareholding
		of shares	(%)
I	A shares	9,808,485,682	67.80
	1. Listed shares with trading moratorium	—	—
	2. Listed shares without trading moratorium	9,808,485,682	67.80

II	H shares	4,659,100,000	32.20

III	Total number of shares	14,467,585,682	100

Note:

As at 31 December 2018, all A shares of the Company were listed shares without trading moratorium. The total number of H shares of the Company amounted to 4,659,100,000 shares. The total number of shares issued by the Company amounted to 14,467,585,682 shares.

2.	Substantial Shareholders

As at 31 December 2018, shareholders of the Company who were interested in 10% or more of any class of the issued share capital of the Company are set out as follows:

Name	Class of Shares	Number of shares	Approximate percentage of shareholding (%)
CEA Holding(1)	A shares	5,530,240,000	38.23
CES Global Holdings (Hong Kong) Limited (“CES Global”)(2)	H shares	2,626,240,000	18.15
HKSCC Nominees Limited(3)	H shares	4,183,861,179	28.92
Delta(4)	H shares	465,910,000	3.22

Notes:

Based on the information available to the directors of the Company (the “Directors”) (including such information as was available on the website of the Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) and so far as they were aware of, as at 31 December 2018:

(1)

Among such A shares, 5,072,922,927 A shares were held directly by CEA Holding; and 457,317,073 A shares were held directly by CES Finance Holding Co. Ltd., which in turn were entirely held by CEA Holding.

(2)

Those H shares were held by CES Global in the capacity of beneficial owner, which in turn were entirely held by CEA Holding. On 20 March 2018, 260,000,000 H shares of the Company (which were listed shares without trading moratorium) were pledged to The Hong Kong and Shanghai Banking Corporation Limited by CES Global had been released. As of 31 December 2018, the CES Global continued to pledge the 700,000,000 H shares of the Company held by it. As at the end of the reporting period, CES Global has pledged in aggregate 1,450,000,000 H shares of the Company. Please refer to the announcements of the Company dated 20 March 2018 and 30 August 2018 published on the website of the Hong Kong Stock Exchange for details.

(3)

Among the 4,183,861,179 H shares held by HKSCC Nominees Limited, 2,626,240,000 shares (representing approximately 62.77% of the Company’s then total issued H shares) were held by CES Global in the capacity of beneficial owner, which in turn were entirely held by CEA Holding.

(4)	Those H shares were held by Delta in the capacity of beneficial owner, and represented approximately 10.00% of the Company’s then total issued H shares.

Shareholding in the Company held by the directors, supervisors, chief executive officer, senior management and any other shareholders of the Company who are interested in the Company which are required to be disclosed to the Company and Hong Kong Stock Exchange pursuant to the relevant provisions under Securities and Future Ordinance (“SFO”) (and recorded in the register required to be kept by the Company pursuant to section 336 of the SFO) as at 31 December 2018 will be included in the Company’s 2018 annual report in accordance with the relevant disclosure requirements under the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange (the “Listing Rules”).

SIGNIFICANT EVENTS

1.	Dividends

On 29 March 2019, the Board considered and approved the 2018 annual profit distribution proposal. According to the relevant requirements of the “Measures for the Administration of Securities Issuance and Underwriting” of the CSRC, “for issue securities by a listed company, in the event that any profit distribution proposal or proposal of conversion of the reserve into the share capital has not been submitted to its general meeting for voting or has been approved by the general meeting but has not yet been implemented, the issuance of securities shall proceed after such proposal has been implemented.” As the proposed non-public issuance of A shares of the Company is now under review by the CSRC and the project is strategically important to the Company, in order to guarantee the smooth progress of the proposed non- public issuance project, the Company intended not to proceed with cash dividend distribution or conversion of capital reserve into share capital for the year 2018, after comprehensively taking into account of the long-term development of the Company and the interests of all of its shareholders. The retained profits will be used to supplement the Company’s daily working capital, to fulfil the Company’s main business development needs.

The Company has, for the years in 2016 and 2017, consecutively implemented profit distribution proposals to return to its investors. The accumulated profit distribution for the years in 2016, 2017 and 2018 amounted to RMB1,446.76 million, which has exceeded the requirement provided in the Articles, “the accumulated profit distribution made in cash by the Company in the latest three years shall not be less than 30% of the average annual distributable profit attributable to the owners of the parent company in the consolidated statements in the latest three years”.

The independent non-executive Directors are of the view that the aforesaid 2018 annual profit distribution proposal of the Board has comprehensively considered the significance of the Company’s proposed non-public offering of shares, taking into account of the Company’s long-term development and the interests of all of its shareholders. The Board has performed the voting procedures for the matter in accordance with the requirements of relevant laws and regulations and considered that there is no circumstance detrimental to the interests of the Company’s shareholders, especially to the minority shareholders of the Company. Meanwhile, it would help the Company to ensure smooth implementation of its major capital projects, facilitate the healthy and sustainable development of the Company.

The aforesaid profit distribution proposal is subject to consideration and approval by the shareholders at the 2018 general meeting of the Company.

2.	Purchase, Sale or Redemption of Securities

During the financial year of 2018, neither the Company nor its subsidiaries purchased, sold or redeemed any of its listed securities (“securities”, having the meaning ascribed thereto under Section 1 of Appendix 16 to the Listing Rules).

3.	Material Litigation

As at 31 December 2018, the Group was not involved in any material litigation, arbitration or claim.

4.	Corporate Governance

The Board has reviewed the relevant provisions and corporate governance practices under the codes of corporate governance adopted by the Company, and is of the view that the Company’s corporate governance practices as at the year ended 31 December 2018 met the requirements under the code provisions in the Corporate Governance Code set out in Appendix 14 of the Listing Rules (the “Code”).

Pursuant to the latest regulations promulgated by the CSRC, the Shanghai Stock Exchange, Hong Kong Stock Exchange and in line with the Company’s development needs, the Company comprehensively reviewed the relevant regulations regarding the Board and securities affairs, revised the articles of association, rules for the board meetings, rules for procedures for general meetings and the provision of external guarantees policy of the Company etc., to effectively safeguard the standardised operation of the Company.

To further strengthen the awareness of compliance among the directors, supervisors and senior management of the Company, and to enhance their understanding and application of the relevant rules, the Company has comprehensively reviewed and implemented written monitoring rules for listed companies promulgated by regulatory bodies including the CSRC, the Shanghai Stock Exchange, Hong Kong Stock Exchange and the New York Stock Exchange, as well as the latest development of the relevant laws, rules and regulations regarding the duties and responsibilities of directors, supervisors and senior management of a listed company, and arranged training and learning sessions.

During the year ended 31 December 2018, the Company has adopted the Model Code for Securities Transactions by Directors of Listed Issuers (the “Model Code”) as set out in Appendix 10 to the Listing Rules as the securities transactions code for the Directors. Having made specific enquiries to all the Directors, it is the Company’s understanding that the Directors have complied with the requirements as set forth in the Model Code regarding Directors’ securities transactions.

5.	Audit and Risk Management Committee

The Audit and Risk Management Committee has reviewed with the management of the Company the accounting principles and methods adopted by the Company, and has discussed with the Board the internal controls and financial reporting issues, including a review of the consolidated results for the year ended 31 December 2018 prepared in accordance with IFRSs.

The Audit and Risk Management Committee has no disagreement with the accounting principles and methods adopted by the Company.

6.	Changes in Personnel

Cessation

Name	Date of Cessation	Reason for Change	Position
Xu Zhao	6 February 2018	Personal work reasons	Director and member of the Audit and Risk Management Committee of the Board
Feng Jinxiong	13 July 2018	Passed away due to illness	Supervisor
Li Yangmin	30 August 2018	Work arrangement	Director, member of the Aviation Safety and Environment Committee of the Board, member and chairman of the Planning and Development Committee of the Board
Gu Jiadan	30 August 2018	Work arrangement	Director
Tang Bing	30 August 2018	Work arrangement	Director, member of the Planning and Development Committee of the Board
Tian Liuwen	30 August 2018	Work arrangement	Director
Ba Shengji	30 August 2018	Work arrangement	Supervisor
Hu Jidong	30 August 2018	Work arrangement	Employee representative Supervisor
Jia Shaojun	30 August 2018	Work arrangement	Supervisor
Ma Xulun	1 February 2019	Work arrangement	Vice chairman, Director, president, chairman of the Planning and Development Committee of the Board, member of the Aviation Safety and Environment Committee of the Board
Guo Junxiu	15 February 2019	Work arrangement	Chief legal adviser
Tang Bing	15 March 2019	Work arrangement	Vice president

Appointment

Name	Date of appointment	Reason for Change	Position
Yuan Jun	8 February 2018	Elected at the general meeting of the employee representatives	Employee representative Director
	30 August 2018	Appointed by the Board	Member of the Planning and Development Committee of the Board
Cai Hongping	29 March 2018	Appointed by the Board	Member of the Audit and Risk Management Committee of the Board
Ma Xulun	30 August 2018	Appointed by the Board	Member of the Planning and Development Committee of the Board
Guo Junxiu	30 August 2018	Appointed by the Board	Chief legal adviser
Lin Wanli	30 August 2018	Elected at the general meeting of the Company	Independent non-executive Director
	30 August 2018	Appointed by the Board	Member of the Aviation Safety and Environment Committee of the Board
Li Jinde	30 August 2018	Elected at the general meeting of the Company	Supervisor
Gao Feng	30 August 2018	Elected at the general meeting of the employee representatives	Employee representative Supervisor
Li Yangmin	15 March 2019	Appointed by the Board	President

For details, please refer to the announcements of the Company published on the website of Hong Kong Stock Exchange on 6 February, 8 February, 29 March, 13 July, 8 August, 30 August 2018, 1 February, 15 February and 15 March 2019.

7.    Change of Particulars of Directors or Supervisors under Rule 13.51B(1) of the Listing Rules

Name	Name of corporate shareholders	Position(s) held in corporate shareholders	Date of appointment	Date of cessation

Li Yangmin	CEA Holding	Deputy general manager	August 2016	February 2019

		Director, general manager	February 2019

	China Aircraft Services Limited	Director	June 2006	March 2018

	China Eastern Airlines Yunnan Co., Limited	Chairman	November 2014	April 2018

	China Eastern Airlines Media Co., Ltd.	Chairman	June 2014	February 2018

	TravelSky Technology Limited	Director	December 2015	January 2018

	China Aviation Supplies Co., Limited	Chairman	October 2016	March 2018

	China Eastern Airlines Technology Application Research Center Co., Limited	Executive director	January 2018

Tang Bing	CEA Holding	Deputy general manager	December 2016	February 2019

		Director, deputy secretary of party committee	February 2019

	Shanghai Airlines Co., Limited	Chairman, executive director	January 2012	January 2018

	Shanghai Eastern Airlines Investment Co., Limited	Chairman	January 2018

	TravelSky Technology Limited	Non-executive director	August 2018

Lin Wanli	China Construction Technology Group Co., Ltd.	Non-executive director	January 2018

Li Ruoshan	Xian Shaangu Power Co., Ltd.	Independent director	November 2013	May 2018

Name	Name of corporate shareholders	Position(s) held in corporate shareholders	Date of appointment	Date of cessation

Ma Weihua	RoadShow Holdings Limited	Non-executive director	November 2017	March 2018

	Bison Finance Group Limited (Previously known as RoadShow Holdings Limited)	Non-executive director	March 2018	May 2018

	Bison Finance Group Limited	Chairman of the company	May 2018

Shao Ruiqing	Shenzhen Guangju Energy Co., Ltd.	Independent director	May 2015	April 2018

Cai Hongping	China Minmetals Corporation	External director	December 2015	March 2019

Yuan Jun	CEA Holding	Head of human resources department	September 2016	October 2018

	CEA Holding	Chairman of labour union May 2018

	CEA Holding	Deputy general manager, member of party committee	January 2018

	CEA Holding	General manager of audit department	November 2018

	Eastern Airlines Industry Investment	Director	November 2016	January 2019

	China Eastern Airlines Wuhan Limited	Chairman of the supervisory committee	July 2018

	Eastern Airline Logistics Co., Limited	Chairman of the supervisory committee	November 2018

Name	Name of corporate shareholders	Position(s) held in corporate shareholders	Date of appointment	Date of cessation

Xi Sheng (Former name: Xi Xingwang)	CEA Holding	Deputy general manager, member of party committee	January 2018

	CEA Holding	General manager of audit department	November 2018

	Eastern Airlines Industry Investment	Chairman	November 2016	February 2019

	Eastern Airline Logistics Co., Limited	Chairman of the supervisory committee	June 2017	November 2018

	China Air Express Co., Ltd.	Vice chairman	March 2018

	Shanghai Shine-link International Logistics Co., Ltd.	Director	March 2018

Gao Feng	CEA Holding	Vice chairman of labour union	April 2018

Tian Liuwen	China Eastern Airlines Jiangsu Co., Limited	Chairman	January 2018

Wu Yongliang	CEA Holding	Chief accountant	June 2018

	China Eastern Airlines Wuhan Limited	Chairman	April 2009	April 2018

	Shanghai Airlines Co., Limited	Executive director	January 2018

	China Eastern Airlines Yunnan Co., Limited	Chairman	April 2018

	China National Aviation Corporation (Hong Kong) Limited	Vice chairman	June 2018

Feng Liang	China Eastern Airlines Technology Co., Limited	General manager	March 2018	November 2018

	China Aircraft Services Limited	Director	March 2018

Feng Dehua	China Eastern Airlines Wuhan Limited	Chairman	April 2018

Name	Name of corporate shareholders	Position(s) held in corporate shareholders	Date of appointment	Date of cessation

Wang Jian	Eastern Airlines Industry Investment	Director, general manager	November 2016	February 2019

	Eastern Airlines Industry Investment	Chairman	February 2019

Ma Xulun	CEA Holding	Vice chairman, general manager, deputy secretary of party committee	December 2016	January 2019

Xu Zhao	CEA Holding	Chief accountant	November 2006	January 2018

	China Air Express Co., Ltd.	Vice chairman	October 2011	March 2018

	China National Aviation Corporation (Hong Kong) Limited	Vice chairman	May 2013	May 2018

	Shanghai Shine-link International Logistics Co., Ltd.	Director	July 2015	March 2018

Gu Jiadan	Central State-owned Enterprises Poverty Regional Industrial Investment Fund Co., Ltd.	Supervisor	October 2016	December 2018

Ba Shengji	CEA Holding	Chairman of labour union	August 2013	January 2018

Hu Jidong	CEA Holding	Chief economist, vice chairman of labour union	November 2017	June 2018

	China Eastern Airlines Wuhan Limited	Chairman of the supervisory committee	February 2012	July 2018

	China Eastern Airlines Jiangsu Co., Limited	Chairman	September 2013	January 2018

	China Eastern Airlines Yunnan Co., Limited	Supervisor	September 2013	July 2018

	Shanghai Airlines Co., Limited	Supervisor	December 2013	July 2018

	China Eastern Airlines Technology Application Research Center Co., Limited	Executive director	June 2015	January 2018

Name	Name of corporate shareholders	Position(s) held in corporate shareholders	Date of appointment	Date of cessation

Jia Shaojun	CEA Development Co., Limited	Director	December 2014	August 2018

	China Eastern Air Catering Investment Co., Limited	Director	December 2015	August 2018

	Eastern Airlines Industry Investment	Director	November 2016	August 2018

	Shanghai Eastern Airlines Investment Co., Ltd.	Director	December 2015	March 2018

	CES Global Holdings (Hong Kong) Limited	Chairman	January 2018

	Air Union Insurance Brokers Co., Ltd.	Director	January 2018

Feng Jinxiong	China Eastern Airlines Media Co., Ltd.	Chairman of the supervisory committee	April 2015	July 2018

	CES International Financial Leasing Corporation Limited	Supervisor	November 2014	July 2018

8.    2018 Annual General Meeting

The 2018 annual general meeting of the Group is expected to be held on 22 May 2019. The notice convening the annual general meeting, containing details of the period and procedures of the closure of register of members, will be published and dispatched to shareholders of the Company in due course.

9.    Miscellaneous

The Group wishes to highlight the following information:

1.

On 8 February, 21 June and 30 August 2018, the general meetings of the Company considered and approved the resolutions in relation to the amendments to certain provisions of the articles of association, the rules for procedures for general meetings, the rules for the meeting of the board of directors and the rules for the meeting of the supervisory committee of the Company, respectively. For details, please refer to the announcements of the Company published on the website of Hong Kong Stock Exchange on 8 February, 21 June and 30 August 2018.

2.

On 1 March 2018, the Company entered into the contractual operation agreement and the operation cost agreement with China Cargo Airlines Ltd. (“China Cargo Airlines”), pursuant to which, China Cargo Airlines as a contractor shall operate the bellyhold space business and pay contractual fees to the Company; and the Company shall reimburse the operation cost of the bellyhold space business to China Cargo Airlines. For details, please refer to the announcements and circular of the Company published on the website of Hong Kong Stock Exchange on 1 March, 12 March and 29 March 2018.

3.

On 10 July 2018, the resolution in relation to the proposed non-public issuance of A shares and H shares by the Company was approved at the fifteenth ordinary meeting of the eighth session of the Board. The Company proposed to issue non-public A shares to Juneyao Airlines, Juneyao Group and/or its designated controlled subsidiaries and structural reform fund. Meanwhile, the Company proposed to issue non-public H shares to Juneyao Airlines and/or its designated controlled subsidiaries. The proposed non-public issuance of A shares and H shares of the Company has been approved by the State-owned Assets Supervision and Administration Commission and CAAC. On 30 August 2018, the relevant resolution has been approved at the 2018 third extraordinary general meeting, the 2018 first A shareholders class meeting and the 2018 first H shareholders class meeting of the Company. On the same day, the resolution for the clarification and specification of subscribers of A shares and number of A shares to be issued regarding the proposed non- public issuance of A shares by the Company in 2018 was considered and approved at the 2018 fourth regular meeting of the Board. On 18 October 2018, the resolution for the clarification and specification of subscribers of H shares regarding the proposed non-public issuance of H shares by the Company in 2018 and the resolution for amendment regarding the proposed non-public issuance of A shares by the Company in 2018 were considered and approved at the 2018 seventeenth ordinary meeting of the eighth session of the Board. On 15 March 2019, the resolution regarding the maximum issue amount and the maximum fundraising amount of the proposed non-public issuance of the A shares were approved at the twentieth ordinary meeting of the eighth session of the Board. For details, please refer to the announcements and circular of the Company published on the website of Hong Kong Stock Exchange on 10 July, 10 August, 29 August, 30 August, 21 September, 18 October and 28 November 2018 and 17 January and 15 March 2019.

4.

On 19 January 2018, with an aim to carry out the work of changing aircraft leasing from overseas operating lease to domestic operating lease for not more than 67 aircraft, the Board agreed the Company to invest and establish not more than 67 special purpose vehicles in Dongjiang Free Trade Port Zone of Tianjin with the aggregate guarantee amount not exceeding RMB9.8 billion. The guarantee was considered and approved at the general meeting of the Company held on 8 February 2018. For details, please refer to the announcements of the Company published on the website of Hong Kong Stock Exchange on 19 January and 8 February 2018.

5.

On 18 January 2019, the Board considered and approved that the Company shall provide, within the period from the effective date of the resolution to 31 December 2019, guarantee in the total amount of up to RMB1 billion to China United Airlines, Shanghai Eastern Flight Training Co., Ltd., Eastern Business Airlines Service Co., Ltd., China Eastern Airlines Technology Co., Ltd., and their respective wholly-owned subsidiaries. Shanghai Airlines Tours International (Group) Co., Ltd. (a wholly-owned subsidiary of the Company) shall provide guarantee in the total amount of RMB10 million to Shanghai Dongmei Air Travel Co., Ltd., the period of which shall be the same as the period of the subject obligations of the respective guaranteed parties and shall not exceed 10 years. For details, please refer to the announcement of the Company published on the website of Hong Kong Stock Exchange on 18 January 2019.

6.

The estimated transaction caps for the continuing connected transactions, which were considered and approved by the Board and at the general meetings of the Company, and their actual amounts incurred up to 31 December 2018, are set out as follows:

		Unit: RMB thousand
	Actual amount incurred in 2018	Annual caps for connected transactions in 2018
Transaction item
Financial services (balance)
— balance of deposit	281,980	11,500,000
— balance of loans	—	11,500,000
Catering supply services	1,316,657	1,650,000
Flight support services	391,562	690,000
Import and export services	165,456	490,000
Property leasing	32,639	85,000
Advertising agency services	19,359	85,000
Aviation information technology services (pursuant to the Rules Governing the Listing of Stocks on the Shanghai Stock Exchange)	646,165	1,048,000
Aircraft finance lease servicesNote [1]	6,141,821	USD2,415 million or equivalent RMB
Aircraft operating lease servicesNote [2]	94,133	700,000
Aircraft operating lease servicesNote [3]	2,874,039	8,000,000
Aviation supplies maintenance services (pursuant to the Rules Governing the Listing of Stocks on the Shanghai Stock Exchange)	188,560	360,000

	Actual amount incurred in 2018	Annual caps for connected transactions in 2018
Transaction item
Freight logistics support services (the Company provides services to Eastern Logistics)	126,147	375,000
Cargo terminal business support services (Eastern Logistics provides services to the Company)	347,582	610,000
Bellyhold space management (pursuant to the Rules Governing the Listing of Stocks on the Shanghai Stock Exchange)	32,098	500,000
Bellyhold space contractual operation
— contractual fee received	2,795,270	3,000,000
— operation cost paid	245,885	265,000
AFK aviation transportation cooperation and support services (pursuant to the Rules Governing the Listing of Stocks on the Shanghai Stock Exchange)
— amount received	727,662	1,005,000
— amount paid	425,495	850,000

Notes:

1.	The actual amount incurred by aircraft finance lease services in 2018 represents the total lease amount (principal and interest) plus service charge for the new finance lease aircraft in 2018.
2.	The actual amount incurred by aircraft operating lease services represents the lease amount paid during the year for the new operating lease aircraft and engines in 2018.
3.	The actual amount incurred by aircraft operating lease services represents the total lease amount of all lease terms for the new operating lease aircraft and engines in 2018.

10.	Publication of 2018 Annual Results Announcement

The 2018 Annual Results Announcement of the Company is published on the website of Hong Kong Stock Exchange (http://www.hkexnews.hk) and the Company’s website (http://www.ceair.com).

By order of the Board

CHINA EASTERN AIRLINES CORPORATION LIMITED

Liu Shaoyong

Chairman

Shanghai, the People’s Republic of China

29 March 2019

As at the date of this announcement, the directors of the Company include Liu Shaoyong (Chairman), Lin Wanli (Independent non-executive Director), Li Ruoshan (Independent non-executive Director), Ma Weihua (Independent non-executive Director), Shao Ruiqing (Independent non-executive Director), Cai Hongping (Independent non-executive Director) and Yuan Jun (Employee Representative Director).